Exhibit 99.1

VNET Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

BEIJING, March 12, 2025 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

“We closed 2024 with a strong fourth quarter, highlighted by our wholesale IDC business’s remarkable performance as we continued to capitalize on AI-driven demand,” said Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET. “Our high-performance data centers, outstanding delivery capabilities, and premium services continued to attract quality orders. During the fourth quarter, we secured 32MW order from an internet customer in the Yangtze River Delta. One of our retail datacenters located in the Greater Bay Area won a 1.5MW order from a new customer in intelligent driving industry. Meanwhile, in Ulanqab, we signed a 100MW framework agreement with another internet customer, with 28MW to be delivered in the fourth quarter of 2025. In addition, recently we secured a 55MW order from a leading cloud computing customer in this region. Furthermore, we recently won a 64MW order for capacity operated with our strategic partner, Changzhou Gaoxin Group, allowing us to serve more customers.”

“Moving into 2025, we remain confident in China market’s growth potential. Recent AI breakthroughs are propelling AI development domestically, spurring inference demand, and reducing costs. This is boosting industrywide enthusiasm for investing in AI, unlocking greater demand for high-performance data centers and reliable IDC services. As a leading player with a clear expansion path for such advanced capacity, we are well-positioned to capture rising market opportunities, driving our sustainable growth.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “Our full-year 2024 results exceeded our expectations, capped by a robust fourth quarter. Revenues from our wholesale business remained the key growth driver, reaching a record high of RMB665.2 million with an accelerated year-over-year growth of 125.4% during the fourth quarter. Our adjusted EBITDA also increased by 63.8% year over year to RMB721.3 million during the quarter. Looking ahead, we will continue to execute our effective dual-core strategy while investing in future growth to propel our high-quality development and create long-term shareholder value.”

Fourth Quarter 2024 Financial Highlights

●	Total net revenues increased by 18.3% to RMB2.25 billion (US$307.8 million) from RMB1.90 billion in the same period of 2023.

•	Net revenues from the IDC business[1] increased by 28.3% to RMB1.63 billion (US$223.3 million) from RMB1.27 billion in the same period of 2023.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 125.4% to RMB665.2 million (US$91.1million) from RMB295.1 million in the same period of 2023.

•	Net revenues from the retail IDC business (“retail revenues”) decreased slightly by 1.1% to RMB964.8 million (US$132.2 million) from RMB975.2 million in the same period of 2023.

•	Net revenues from the non-IDC business[2] decreased by 1.9% to RMB616.5 million (US$84.5 million) from RMB628.2 million in the same period of 2023.

●	Adjusted cash gross profit (non-GAAP) increased by 24.6% to RMB923.9 million (US$126.6 million) from RMB741.7 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) was 41.1%, compared with 39.1% in the same period of 2023.

1 IDC business refers to managed hosting services, consisting of the wholesale IDC business and the retail IDC business. Beginning in the first quarter of 2024, our IDC business was subdivided into wholesale IDC business and retail IDC business according to the nature and scale of our data center projects. Prior to 2024, the subdivision was based on customer contract types.

2 Non-IDC business consists of cloud services and VPN services.

●	Adjusted EBITDA (non-GAAP) increased by 63.8% to RMB721.3 million (US$98.8 million), including RMB87.7 million (US$12.0 million) disposal gain of E-JS02 data center. Adjusted EBITDA margin (non-GAAP) was 32.1%, compared with 23.2% in the same period of 2023.

●	Net income was RMB3.5 million compared with a net loss of RMB2.42 billion in the same period of 2023.

Full Year 2024 Financial Highlights

●	Total net revenues increased by 11.4% to RMB8.26 billion (US$1.13 billion) from RMB7.41billion in the full year of 2023.

•	Net revenues from the IDC business increased by 16.1% to RMB5.78 billion (US$791.8 million) from RMB4.98 billion in the full year of 2023.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 90.4% to RMB1.95 billion (US$267.3 million) from RMB1.02 billion in the full year of 2023.

•	Net revenues from the retail IDC business (“retail revenues”) decreased slightly by 3.1% to RMB3.83 billion (US$524.5 million) from RMB3.95 billion in the full year of 2023.

•	Net revenues from the non-IDC business increased by 1.7% to RMB2.48 billion (US$339.7 million) from RMB2.44 billion in the full year of 2023.

●	Adjusted cash gross profit (non-GAAP) increased by 12.1% to RMB3.34 billion (US$457.2 million) from RMB2.98 billion in the full year of 2023. Adjusted cash gross margin (non-GAAP) was 40.4%, compared with 40.2% in the full year of 2023.

●	Adjusted EBITDA (non-GAAP) increased by 19.1% to RMB2.43 billion (US$332.9 million), including RMB87.7 million (US$12.0 million) disposal gain of E-JS02 data center.

●	Net income increased by RMB2.85 billion to RMB248.4 million (US$34.0 million) in the full year of 2024, compared with a net loss of RMB2.60 billion in the full year of 2023.

Fourth Quarter 2024 Operational Highlights

Wholesale IDC Business

●	Capacity in service was 486MW as of December 31, 2024, compared with 358MW as of September 30, 2024, and 332MW as of December 31, 2023. Capacity under construction was 406MW as of December 31, 2024.

●	Capacity utilized by customers reached 353MW as of December 31, 2024, compared with 279MW as of September 30, 2024, and 219MW as of December 31, 2023. The sequential increase during the fourth quarter of 2024 was 73MW, which was mainly contributed by the E-JS Campus 02 data center.

●	Utilization rate[3] of wholesale capacity was 72.6% as of December 31, 2024, compared with 78.0% as of September 30, 2024, and 65.8% as of December 31, 2023.

•	Utilization rate of mature wholesale capacity[4] was 95.6% as of December 31, 2024, compared with 95.6% as of September 30, 2024, and 95.0% as of December 31, 2023.

•	Utilization rate of ramp-up wholesale capacity[5] was 34.0% as of December 31, 2024, compared with 46.4% as of September 30, 2024, and 19.7% as of December 31, 2023.

●	Total capacity committed[6] was 479MW as of December 31, 2024, compared with 352MW as of September 30, 2024, and 326MW as of December 31, 2023.

●	Commitment rate[7] for capacity in service was 98.7% as of December 31, 2024, compared with 98.2% as of September 30, 2024, and 98.1% as of December 31, 2023.

3 Utilization rate is calculated by dividing capacity utilized by customers by the capacity in service.

4 Mature wholesale capacity refers to wholesale data centers in which utilization rate is at or above 80%.

5 Ramp-up wholesale capacity refers to wholesale data centers in which utilization rate is below 80%.

6 Total capacity committed is the capacity committed to customers pursuant to customer agreements remaining in effect.

7 Commitment rate is calculated by total capacity committed divided by total capacity in service.

●	Total capacity pre-committed[8] was 337MW and pre-commitment rate[9] for capacity under construction was 82.9% as of December 31, 2024.

Retail IDC Business10

●	Capacity in service was 52,107 cabinets as of December 31, 2024, compared with 52,250 cabinets as of September 30, 2024, and 52,233 cabinets as of December 31, 2023.

●	Capacity utilized by customers reached 33,068 cabinets as of December 31, 2024, compared with 32,950 cabinets as of September 30, 2024, and 33,450 cabinets as of December 31, 2023.

●	Utilization rate of retail capacity was 63.5% as of December 31, 2024, compared with 63.1% as of September 30, 2024, and 64.0% as of December 31, 2023.

•	Utilization rate of mature retail capacity[11] was 68.9% as of December 31, 2024, compared with 69.5% as of September 30, 2024, and 73.2% as of December 31, 2023.

•	Utilization rate of ramp-up retail capacity[12] was 21.3% as of December 31, 2024, compared with 16.8% as of September 30, 2024, and 10.8% as of December 31, 2023.

●	Monthly recurring revenue (MRR) per retail cabinet was RMB8,794 in the fourth quarter of 2024, compared with RMB8,788 in the third quarter of 2024 and RMB8,759 in the fourth quarter of 2023.

Fourth Quarter 2024 Financial Results

TOTAL NET REVENUES: Total net revenues in the fourth quarter of 2024 were RMB2.25 billion (US$307.8 million), representing an increase of 18.3% from RMB1.90 billion in the same period of 2023. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 28.3% to RMB1.63 billion (US$223.3 million) from RMB1.27 billion in the same period of 2023. The year-over-year increase was mainly driven by an increase in wholesale revenues.

●	Wholesale revenues increased by 125.4% to RMB665.2 million (US$91.1 million) from RMB295.1 million in the same period of 2023.

●	Retail revenues decreased to RMB964.8 million (US$132.3 million) from RMB975.2 million in the same period of 2023.

Net revenues from non-IDC business decreased by 1.9% to RMB616.5 million (US$84.5 million) from RMB628.2 million in the same period of 2023.

GROSS PROFIT: Gross profit in the fourth quarter of 2024 was RMB504.9 million (US$69.2 million), representing an increase of 73.6% from RMB290.9 million in the same period of 2023. Gross margin in the fourth quarter of 2024 was 22.5%, compared with 15.3% in the same period of 2023. The year-over-year increase was primarily attributable to a reduction in depreciation expense due to the change in the estimated useful lives of property and equipment starting from January 1, 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB923.9 million (US$126.6 million) in the fourth quarter of 2024, compared with RMB741.7 million in the same period of 2023. Adjusted cash gross margin (non-GAAP) in the fourth quarter of 2024 was 41.1%, compared with 39.1% in the same period of 2023.

8 Total capacity pre-committed is the capacity under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

9 Pre-commitment rate is calculated by total capacity pre-committed divided by total capacity under construction.

10 For retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets refer to those that have not been utilized on a large scale, those that are planned to be closed, or those that are planned to be further upgraded. As of December 31, 2023, September 30, 2024, and December 31, 2024, 4,426, 4,150, and 3,766 reserved cabinets, respectively, were excluded from the calculation of utilization rate of retail IDC business capacity.

11 Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

12 Ramp-up retail capacity refers to retail data centers that came into service within the past 24 months, or mature retail data centers that have undergone improvements within the past 24 months.

OPERATING EXPENSES: Total operating expenses in the fourth quarter of 2024 were RMB267.9 million (US$36.7 million), compared with RMB2.50 billion in the same period of 2023.

Sales and marketing expenses were RMB73.1 million (US$10.0 million) in the fourth quarter of 2024, compared with RMB73.3 million in the same period of 2023.

Research and development expenses were RMB56.1 million (US$7.7 million) in the fourth quarter of 2024, compared with RMB80.7 million in the same period of 2023.

General and administrative expenses were RMB193.0 million (US$26.4 million) in the fourth quarter of 2024, compared with RMB148.5 million in the same period of 2023.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, were RMB229.6 million (US$31.5 million) in the fourth quarter of 2024, compared with RMB334.2 million in the same period of 2023. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the fourth quarter of 2024 were 10.2%, compared with 17.6% in the same period of 2023.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the fourth quarter of 2024 was RMB721.3 million (US$98.8 million), including RMB87.7 million (US$12.0 million) disposal gain of E-JS02 data center, representing an increase of 63.8% from RMB440.2 million in the same period of 2023. Adjusted EBITDA margin (non-GAAP) in the fourth quarter of 2024 was 32.1%, compared with 23.2% in the same period of 2023.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the fourth quarter of 2024 was RMB11.1 million (US$1.5 million), compared with a net loss attributable to VNET Group, Inc. of RMB2.44 billion in the same period of 2023. The year-over-year increase was mainly due to the impairment of long-lived assets and goodwill in the same period of 2023.

LOSS PER SHARE: Basic and diluted loss per share in the fourth quarter of 2024 were both RMB0.01 (US$0.001), which represents the equivalent to RMB0.06 (US$0.01) per American depositary share (“ADS”), respectively. Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: As of December 31, 2024, the aggregate amount of the Company’s cash and cash equivalents and restricted cash was RMB2.08 billion (US$285.1 million).

Total short-term debt consisting of short-term bank borrowings and the current portion of long-term borrowings was RMB2.01 billion (US$275.3 million). Total long-term debt was RMB9.67 billion (US$1.32 billion), comprised of long-term borrowings of RMB7.77 billion (US$1.06 billion) and convertible promissory notes of RMB1.90 billion (US$260.0 million).

Net cash generated from operating activities in the fourth quarter of 2024 was RMB572.2 million (US$78.4 million), compared with RMB730.7 million in the same period of 2023. During the fourth quarter of 2024, the Company obtained new debt financing, refinancing facilities and other financings of RMB1.42 billion (US$194.6 million).

Full Year 2024 Financial Results

TOTAL NET REVENUES: Total net revenues in the full year of 2024 were RMB8.26 billion (US$1.13 billion), representing an increase of 11.4% from RMB7.41 billion in the full year of 2023.

Net revenues from IDC business increased by 16.1% to RMB5.78 billion (US$791.8 million) from RMB4.98 billion in the full year of 2023.

●	Wholesale revenues increased by 90.4% to RMB1.95 billion (US$267.3 million) from RMB1.02 billion in the full year of 2023.

●	Retail revenues decreased to RMB3.83 million (US$524.5 million) from RMB3.95 billion in the full year of 2023.

Net revenues from non-IDC business increased by 1.7% to RMB2.48 billion (US$339.7 million) from RMB2.44 billion in full year of 2023.

GROSS PROFIT: Gross profit in the full year of 2024 was RMB1.83 billion (US$251.0 million), representing an increase of 41.8% from RMB1.29 billion in the full year of 2023. Gross margin in the full year of 2024 was 22.2%, compared with 17.4% in the full year of 2023. The year-over-year increase was primarily attributable to a reduction in depreciation expense due to the change in the estimated useful lives of property and equipment starting from January 1, 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB3.34 billion (US$457.2 million) in the full year of 2024, compared with RMB2.98 billion in the full year of 2023. Adjusted cash gross margin (non-GAAP) in the full year of 2024 was 40.4%, compared with 40.2% in the full year of 2023.

OPERATING EXPENSES: Total operating expenses in the full year of 2024 were RMB1.16 billion (US$159.3 million), compared with RMB3.26 billion in the full year of 2023.

Sales and marketing expenses were RMB263.8 million (US$36.1 million) in the full year of 2024, compared with RMB266.2 million in the full year of 2023.

Research and development expenses were RMB246.6 million (US$33.8 million) in the full year of 2024, compared with RMB322.2 million in the full year of 2023.

General and administrative expenses were RMB659.0 million (US$90.3 million) in the full year of 2024, compared with RMB541.9 million in the full year of 2023.

ADJUSTED OPERATING EXPENSES (non-GAAP), were RMB1.02 billion (US$139.6 million) in the full year of 2024, compared with RMB1.07 billion in the full year of 2023. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the full year of 2024 were 12.3%, compared with 14.4% in the full year of 2023.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the full year of 2024 was RMB2.43 billion (US$332.9 million), including RMB87.7 million (US$12.0 million) disposal gain of E-JS02 data center, representing an increase of 19.1% from RMB2.04 billion in the full year of 2023.

NET INCOME/LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net income attributable to VNET Group, Inc. in the full year of 2024 was RMB183.2 million (US$25.1 million), compared with a net loss attributable to VNET Group, Inc. of RMB2.64 billion in the full year of 2023. Net loss attributable to VNET Group, Inc. in the full year of 2023 included impairment of long-lived assets of RMB506.7 million and impairment of goodwill of RMB1.36 billion.

EARNINGS PER SHARE: Basic and diluted earnings per share in the full year of 2024 were RMB0.11 (US$0.02) and RMB0.02 (US$0.003), respectively, which represents the equivalent to RMB0.66 (US$0.12) and RMB0.12 (US$0.02) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted earnings per share is calculated using adjusted net income attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: Net cash generated from operating activities in the full year of 2024 was RMB2.01 billion (US$274.7 million), compared with RMB2.06 billion in the full year of 2023. During the full year of 2024, the Company obtained new debt financing, refinancing facilities and other financings of RMB5.68 billion (US$777.7 million).

Business Outlook

The Company expects total net revenues for 2025 to be between RMB9,100 million to RMB9,300 million, representing year-over-year growth of 10% to 13%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,700 million to RMB2,760 million, representing year-over-year growth of 11% to 14%. If the RMB87.7 million (US$12.0 million) disposal gain of E-JS02 data center were excluded from the adjusted EBITDA calculation for 2024, the year-over-year growth would be 15% to 18%.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, March 12, 2025, or 8:00 PM Beijing Time on Wednesday, March 12, 2025.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10045747-6dg8fh.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10045749-w8ghr5.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through March 19, 2025, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Reply PIN (English line):	10045747
Reply PIN (Chinese line):	10045749

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans, including the plan to sign a definitive agreement on a pre-REITs project, contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,243,537	1,492,436	204,463
Restricted cash	2,854,568	545,795	74,774
Accounts and notes receivable, net	1,715,975	1,655,984	226,869
Short-term Investments	356,820	-	-
Prepaid expenses and other current assets	2,375,341	2,789,573	382,171
Amounts due from related parties	277,237	336,360	46,081
Total current assets	9,823,478	6,820,148	934,358

Non-current assets:
Property and equipment, net	13,024,393	17,216,635	2,358,669
Intangible assets, net	1,383,406	1,403,787	192,318
Land use rights, net	602,503	766,213	104,971
Operating lease right-of-use assets, net	4,012,329	4,618,212	632,692
Derivative financial instruments	-	6,768	927
Restricted cash	882	42,842	5,869
Deferred tax assets, net	247,644	306,623	42,007
Long-term investments, net	757,949	794,688	108,872
Other non-current assets	533,319	381,126	52,214
Total non-current assets	20,562,425	25,536,894	3,498,539
Total assets	30,385,903	32,357,042	4,432,897

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	30,000	589,000	80,693
Accounts and notes payable	696,177	709,260	97,168
Accrued expenses and other payables	2,783,102	3,618,237	495,696
Advances from customers	1,605,247	1,378,806	188,896
Deferred revenue	95,477	87,830	12,033
Income taxes payable	35,197	69,569	9,531
Amounts due to related parties	356,080	355,679	48,728
Current portion of long-term borrowings	723,325	1,420,190	194,565
Current portion of finance lease liabilities	115,806	208,299	28,537
Current portion of deferred government grants	8,062	6,727	922
Current portion of operating lease liabilities	780,164	899,818	123,275
Convertible promissory notes	4,208,495	-	-
Total current liabilities	11,437,132	9,343,415	1,280,044

Non-current liabilities:
Long-term borrowings	5,113,521	7,767,390	1,064,128
Convertible promissory notes	1,769,946	1,897,738	259,989
Non-current portion of finance lease liabilities	1,159,525	1,532,309	209,925
Unrecognized tax benefits	98,457	107,850	14,775
Deferred tax liabilities	688,362	734,404	100,613
Deferred government grants	145,112	273,824	37,514
Non-current portion of operating lease liabilities	3,270,759	3,779,293	517,761
Derivative liability	188,706	-	-
Total non-current liabilities	12,434,388	16,092,808	2,204,705

Shareholders' equity
Ordinary shares	107	112	15
Additional paid-in capital	17,291,312	17,298,692	2,369,911
Accumulated other comprehensive loss	(14,343)	(18,504)	(2,535)
Statutory reserves	80,615	107,380	14,711
Accumulated deficit	(11,016,323)	(10,859,888)	(1,487,799)
Treasury stock	(326,953)	(161,892)	(22,179)
Total VNET Group, Inc. shareholders’ equity	6,014,415	6,365,900	872,124
Noncontrolling interest	499,968	554,919	76,024
Total shareholders' equity	6,514,383	6,920,819	948,148
Total liabilities and shareholders' equity	30,385,903	32,357,042	4,432,897

 VNET GROUP, INC.
 CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,898,480	2,120,794	2,246,389	307,754	7,412,930	8,259,069	1,131,488
Cost of revenues	(1,607,602)	(1,629,111)	(1,741,533)	(238,589)	(6,120,445)	(6,426,914)	(880,484)
Gross profit	290,878	491,683	504,856	69,165	1,292,485	1,832,155	251,004

Operating income (expenses)
Operating income	32,293	11,767	98,869	13,545	106,273	114,585	15,698
Sales and marketing expenses	(73,286)	(60,700)	(73,088)	(10,013)	(266,207)	(263,756)	(36,134)
Research and development expenses	(80,671)	(53,127)	(56,098)	(7,685)	(322,220)	(246,612)	(33,786)
General and administrative expenses	(148,455)	(132,482)	(192,954)	(26,435)	(541,850)	(659,030)	(90,287)
Allowance for doubtful debt	(361,471)	(65,731)	(44,590)	(6,109)	(368,505)	(107,899)	(14,782)
Impairment of long-lived assets	(506,686)	-	-	-	(506,686)	-	-
Impairment of goodwill	(1,364,191)	-	-	-	(1,364,191)	-	-
Total operating expenses	(2,502,467)	(300,273)	(267,861)	(36,697)	(3,263,386)	(1,162,712)	(159,291)

Operating (loss) profit	(2,211,589)	191,410	236,995	32,468	(1,970,901)	669,443	91,713
Interest income	13,196	4,218	6,162	844	41,802	27,958	3,830
Interest expense	(78,877)	(93,996)	(77,125)	(10,566)	(312,172)	(400,975)	(54,933)
Impairment of long-term investments	(51)	-	-	-	(11,166)	-	-
Other income	4,452	15,584	1,855	254	27,344	52,728	7,225
Other expenses	(1,199)	(8,783)	(10,185)	(1,395)	(16,086)	(27,290)	(3,739)
Changes in the fair value of financial instruments	(187,648)	(7,107)	(71,575)	(9,806)	(165,930)	(74,112)	(10,154)
Gain on debt extinguishment	-	246,175	-	-	-	246,175	33,726
Foreign exchange gain (loss)	89,426	14,833	(1,327)	(182)	(78,965)	(19,242)	(2,636)
(Loss) income before income taxes and gain from equity method investments	(2,372,290)	362,334	84,800	11,617	(2,486,074)	474,685	65,032
Income tax expenses	(50,626)	(31,149)	(82,547)	(11,309)	(114,374)	(234,229)	(32,089)
(Loss) gain from equity method investments	(372)	965	1,197	164	3,279	7,967	1,091
Net (loss) income	(2,423,288)	332,150	3,450	472	(2,597,169)	248,423	34,034
Net income attributable to noncontrolling interest	(19,500)	(14,524)	(14,546)	(1,993)	(46,667)	(65,223)	(8,936)
Net (loss) income attributable to the VNET Group, Inc.	(2,442,788)	317,626	(11,096)	(1,521)	(2,643,836)	183,200	25,098

(Loss) earnings per share
Basic	(2.65)	0.20	(0.01)	(0.00)	(2.93)	0.11	0.02
Diluted	(2.65)	0.05	(0.01)	(0.00)	(2.93)	0.02	0.00
Shares used in (loss) earnings per share computation
Basic*	923,034,050	1,602,860,426	1,608,291,868	1,608,291,868	901,143,138	1,593,594,519	1,593,594,519
Diluted*	923,034,050	1,740,565,086	1,608,291,868	1,608,291,868	901,143,138	1,742,346,367	1,742,346,367

(Loss) earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	(15.88)	1.20	(0.06)	(0.01)	(17.58)	0.66	0.12
Diluted	(15.88)	0.30	(0.06)	(0.01)	(17.58)	0.12	0.02

* Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	290,878	491,683	504,856	69,165	1,292,485	1,832,155	251,004
Plus: depreciation and amortization	450,859	368,764	414,364	56,768	1,684,842	1,500,348	205,547
Plus: share-based compensation expenses	-	234	4,652	637	-	4,886	669
Adjusted cash gross profit	741,737	860,681	923,872	126,570	2,977,327	3,337,389	457,220
Adjusted cash gross margin	39.1%	40.6%	41.1%	41.1%	40.2%	40.4%	40.4%

Operating expenses	(2,502,467)	(300,273)	(267,861)	(36,697)	(3,263,386)	(1,162,712)	(159,291)
Plus: share-based compensation expenses	9,479	6,709	38,243	5,239	35,296	143,671	19,683
Plus: allowance of loan receivables	287,900	-	-	-	287,900	-	-
Plus: impairment of long-lived assets	506,686	-	-	-	506,686	-	-
Plus: impairment of goodwill	1,364,191	-	-	-	1,364,191	-	-
Adjusted operating expenses	(334,211)	(293,564)	(229,618)	(31,458)	(1,069,313)	(1,019,041)	(139,608)

Operating (loss) profit	(2,211,589)	191,410	236,995	32,468	(1,970,901)	669,443	91,713
Plus: depreciation and amortization	483,579	396,428	441,447	60,478	1,816,228	1,611,760	220,810
Plus: share-based compensation expenses	9,479	6,943	42,895	5,877	35,296	148,557	20,352
Plus: allowance of loan receivable	287,900	-	-	-	287,900	-	-
Plus: impairment of long-lived assets	506,686	-	-	-	506,686	-	-
Plus: impairment of goodwill	1,364,191	-	-	-	1,364,191	-	-
Adjusted EBITDA	440,246	594,781	721,337	98,823	2,039,400	2,429,760	332,875
Adjusted EBITDA margin	23.2%	28.0%	32.1%	32.1%	27.5%	29.4%	29.4%

VNET GROUP, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2023	September 30, 2024	December 31, 2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(2,423,288)	332,150	3,450	472
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation and amortization	481,067	393,719	438,740	60,107
Share-based compensation expenses	9,479	6,943	42,895	5,877
Others	2,333,785	(107,550)	146,514	20,072
Changes in operating assets and liabilities
Accounts and notes receivable	311,035	(138,968)	161,426	22,115
Prepaid expenses and other current assets	(9,076)	116,055	122,920	16,841
Accounts and notes payable	(76,250)	8,463	(19,070)	(2,613)
Accrued expenses and other payables	68,523	65,481	120,840	16,555
Deferred revenue	(24,005)	2,300	486	67
Advances from customers	31,500	222,083	(374,129)	(51,255)
Others	27,910	(140,310)	(71,836)	(9,841)
Net cash generated from operating activities	730,680	760,366	572,236	78,397

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,017,474)	(1,426,892)	(1,492,972)	(204,536)
Purchases of intangible assets	(20,188)	(33,806)	(82,693)	(11,329)
(Payments for) proceeds from investments	(346,056)	92,426	22,087	3,026
(Payments for) proceeds from other investing activities	(18,217)	31,762	177,418	24,306
Net cash used in investing activities	(1,401,935)	(1,336,510)	(1,376,160)	(188,533)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	638,706	745,534	1,240,147	169,899
Repayments of bank borrowings	(85,640)	(129,893)	(366,664)	(50,233)
Proceeds from issuance of ordinary shares	2,120,243	-	-	-
Payments for finance leases	(28,482)	(27,669)	(25,789)	(3,533)
Proceeds from (payments for) other financing activities	112,846	(59,645)	(62,448)	(8,555)
Net cash generated from financing activities	2,757,673	528,327	785,246	107,578

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(11,645)	(6,049)	17,784	2,436
Net increase (decrease) in cash, cash equivalents and restricted cash	2,074,773	(53,866)	(894)	(122)
Cash, cash equivalents and restricted cash at beginning of period	3,024,214	2,135,833	2,081,967	285,228
Cash, cash equivalents and restricted cash at end of period	5,098,987	2,081,967	2,081,073	285,106